SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 28, 1999
                                (Date of report)


                     Skyline Multimedia Entertainment, Inc.


       New York                                    0-23396                             11-3182335
(State of Incorporation)                    (Commission File Number)                   (IRS Employer ID)


                                350 Fifth Avenue
                            New York, New York 10118
                    (Address of principle executive offices)

                                 (212) 564-2224
                               (Telephone number)

                              Part III - Narrative

     During the last fiscal year, the Company has experienced changes in key management personnel as well as independent auditors. Specifically, in June 1999, the Company's Chief Financial Officer resigned, and the Company replaced Richard A. Eisner & Company, LLP as its independent auditors with the accounting firm of Cornick, Garber, and Sandler, LLP. As a result of the foregoing changes, the Company has experienced some difficulty in compiling the information required to be included in the Form 10-KSB for the relevant fiscal year without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                           Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Ronald H. Aghassi (212) 564-2224
(Name) (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes [X] No

                                    SIGNATURE

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

                                          Skyline Multimedia Entertainment, Inc.
                                                                    (Registrant)




Dated:  September 28, 1999                                     /s/Robert Brenner
                                                              By: Robert Brenner
                                                                 President & CEO